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www.dechert.com

STUART STRAUSS

stuart.strauss@dechert.com
+1 212 698 3529 Direct
+1 212 698 0452 Fax

November 7, 2014

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Asen Parachkevov, Division of Investment Management

Re:                             Morgan Stanley Institutional Fund, Inc. (the “Registrant”)
(File No. 333-199215)

Dear Mr. Parachkevov:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) relating to the Select Global Infrastructure Portfolio (the “Acquiring Fund”), a series of the Registrant, filed with the Securities and Exchange Commission (the “Commission”) on October 8, 2014 in connection with a proposed Agreement and Plan of Reorganization, pursuant to which substantially all of the assets and liabilities of Morgan Stanley Global Infrastructure Fund (the “Acquired Fund” and, together with the Acquiring Fund, the “Funds”) would be transferred to the Acquiring Fund, in exchange for shares of common stock of the Acquiring Fund (the “Reorganization”).  The Registrant has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below on its behalf.   Below, we describe the changes made in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the proxy statement and prospectus that will be filed via EDGAR pursuant to Rule 497(c) under the Securities Act of 1933, on or about December 12, 2014.

GENERAL COMMENTS TO THE REGISTRATION STATEMENT

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence.

COMMENTS TO THE PROXY STATEMENT AND PROSPECTUS

Comment 2.                           Please provide supplementally the North American Security Trust (pub. Avail. Aug. 5, 1994) (“North American Security Trust”) analysis to determine the accounting survivor.

Response 2.                               The Acquiring Fund was selected to be the accounting and performance survivor after the Reorganization. We believe that this determination is appropriate in light of the guidance set forth in North American Security Trust.  In North American Security Trust, the Staff stated that in determining whether a surviving fund, or a new fund resulting from a reorganization, may use the historical performance of one of several predecessor funds, funds should compare the attributes of the surviving or new fund and the predecessor funds to determine which predecessor fund, if any, the surviving or new fund most closely resembles.  Among other factors, funds should compare the various funds’ investment advisers; investment objectives, policies and restrictions; expense structures and expense ratios; asset size; and portfolio composition.  These factors are substantially similar to the factors the Staff considers in determining the accounting survivor of a business combination involving investment companies.  As stated in the letter, the Staff believes that “the survivor of a business combination for accounting purposes… will be the fund whose historical performance may be used by a new or surviving fund.”

Investment Adviser/ Portfolio Management:  The Funds have the same investment adviser, subadvisers and portfolio managers.  After the Reorganization, the investment adviser and subadvisers will continue in their current capacities.  In this regard, the Funds have the same portfolio managers who will continue to manage the surviving fund after the Reorganization.

Investment Objectives, Policies and Restrictions:  The Funds have substantially similiar investment objectives, principal investment strategies and fundamental investment limitations.  Following the Reorganization, the surviving fund will implement the same investment objective and principal investment strategies currently in place for the Acquiring Fund, including that the surviving fund will be a non-diversified fund.  In addition, to the extent that there are any differences in the Funds’ investment restrictions, the surviving fund’s investment restrictions will be those of the Acquiring Fund.

Expense Structures and Expense Ratios:  The expense structure and sales load structure subsequent to the Reorganization will be that of the Acquiring Fund.  In addition, the gross expense ratios for each class of the surviving fund upon consummation of the Reorganization are estimated to be lower than the gross expense ratios for each class of the Acquiring Fund and higher than the gross expense ratios for each class of the Acquired Fund (except for Class B) immediately prior to the Reorganization.  To ensure that the Acquired Fund’s shareholders do not experience an increase in net expenses or a dilution of their interests after the Reorganization, Morgan Stanley Investment Management Inc., the Funds’ investment adviser, has agreed to waive expenses for at least two years such that each class of the Acquired Fund will experience lower or the same expenses post-Reorganization.

Asset Size:  The Acquired Fund ($371.9MM) currently has higher assets than the Acquiring Fund ($62.9MM); however, the Acquired Fund is currently closed to new investors while the Acquiring Fund remains open to new investors.

Portfolio Composition:  The portfolio composition of the Funds is currently substantially the same, and the investment adviser does not anticipate any re-positioning of the portfolio of the Acquiring Fund as a result of the Reorganization.  As a result, the portfolio composition of the surviving fund after the Reorganization will be substantially the same as both Funds prior to the Reorganization.

Its smaller asset size notwithstanding, given the above factors, we believe the Acquiring Fund is the appropriate surviving fund for accounting and performance purposes.

Comment 3.                           Please confirm supplementally whether there will be any re-positioning of the portfolio of the Acquiring Fund as a result of the Reorganization and, if so, please disclose the expected amount of any brokerage costs, etc., that will be incurred and the estimated amount of capital gains that shareholders may receive as a result of sales of portfolio investments.

Response 3.                               As noted in Response 2 above, the investment adviser does not anticipate any re-positioning of the portfolio of the Acquiring Fund as a result of the Reorganization.

Comment 4.                           In the first paragraph under the section titled “Synopsis—The Reorganization,” please highlight the differences in advisory fees between the Acquired Fund and the surviving fund and note that after two years the total expenses of the surviving fund will increase as a result of the expiration of the fee waivers.

Response 4.                               We respectfully acknowledge your comment; however, the disclosure in the first paragraph of the section titled “Synopsis—The Reorganization” currently discloses that shareholders of the Acquired Fund will experience an increase in contractual management fees.  In addition, we note that the expense ratios applicable to the classes of shares of the surviving fund may (not will) increase following the two year period from the date of the Reorganization.  As stated in the first paragraph of the section titled “Synopsis—The Reorganization,” the fee waivers and/or expense reimbursements applicable to the classes of shares of the surviving fund are expected to continue for at least two years from the date of the Reorganization.   These fee waivers and/or expense reimbursements may continue following the two year period from the date of the Reorganization.  In addition, the total expenses of the surviving fund are based on pro forma estimated expenses and therefore, to the extent economies of scale are realized post-Reorganization or the surviving fund experiences a significant change in asset size during the two year period from the date of the Reorganization, it is not certain that the total expenses of the surviving fund will increase to the extent the proposed fee waivers and/or expense reimbursements expire at the end of the two year period from the date of the Reorganization.  We believe that the current disclosure which states “[t]here is no assurance that the proposed advisory fee waivers and/or expense reimbursements will continue and therefore the total expense ratios of the [c]ombined [f]und may be higher in the future” is adequate.

Comment 5.                           Please clarify supplementally what is meant by the statement in the first paragraph under the section titled “Synopsis—The Reorganization,” that discloses “the Reorganization will allow Shareholders of the Acquired Fund to be invested in a fund with the potential for broader distribution opportunities than the Acquired.” (Emphasis added).

Response 5.                               The Class A, Class I, and Class L shares of the Acquired Fund are currently closed to new investors, while the Class B and Class Q shares of the Acquired Fund are currently closed to new and existing investors.  Because the surviving fund will be open to investment in all share classes, the Acquired Fund shareholders will benefit from broader distributions channels available to the surviving fund.

Comment 6.                           With respect to the current fee waiver in place for the Acquiring Fund, please confirm supplementally that there is no provision for the recoupment or recapture of fees that have been waived and that only the Acquiring Fund’s Board of Directors may terminate the fee waiver and/or expense reimbursement during the one year period from the effective date of the Acquiring Fund’s registration statement.

Response 6.                               We hereby confirm that there is currently no provision for the recoupment or recapture of waived fees.  We further confirm that only the Acquiring Fund’s Board of Directors may terminate that fee waiver and/or expense reimbursement during the one year from the effective date of the Acquiring Fund’s registration statement.

Comment 7.                           With respect to the proposed fee waiver for the surviving fund, please confirm supplementally that there will be no provision for the recoupment or recapture of fees.

Response 7.                               We hereby confirm that there currently is no provision for the recoupment or recapture of waived fees.

Comment 8.                           Please confirm supplementally that the fee waiver arrangements for the Acquiring Fund and the suriviving fund are reflected in the example only in the period(s) for which the fee waiver arrangements are expected to continue.

Response 8.                               We confirm that the fee waivers are reflected in the example for those periods for which the fee waivers are expected to continue.  Pursuant to Instruction 4(a) to Item 3 of Form N-1A, an adjustment to reflect any expense reimbursement or fee waiver arrangement may be reflected in the period(s) for which the expense reimbursement or fee waiver arrangement is expected to continue.  MSIM, the investment adviser to the Acquiring fund and the surviving fund, expects the fee waiver and/or expense reimbursement to continue indefinitely, unless terminated by the Registrant’s Board of Directors.

Comment 9.                           Please confirm supplementally whether any portfolio re-positioning is anticipated as a result of the Reorganization.  If yes, in the section titled “Synopsis—Tax Consequences of the Reorganization” please describe the tax consequences to shareholders that may result from such re-positioning.

Response 9.                               As noted in Responses 2 and 3 above, we confirm that no portfolio re-positioning is anticipated as a result of the Reorganization.

Comment 10.                     In the section titled “Synopsis—Comparison of Acquired Fund and Acquiring Fund,” the disclosure states that the Acquired Fund is a diversified fund while the Acquiring Fund is a non-diversified fund.  Please explain supplementally the Board’s considerations with regard to this difference in status and why it would be in the best interests of the Acquired Fund’s shareholders to reorganize into a non-diversified fund.

Response 10.                        Although the Acquired Fund is a diversified fund and the Acquiring Fund is a non-diversified fund (with the surviving fund also being a non-diversified fund), when approving the proposed Reorganization, the Board of the Acquired Fund considered, among other things (i) the similarities of the investment objectives, policies and risks of the Acquired Fund as compared to the Acquiring Fund; (2) the continuity of the portfolio management teams; and (3) that there is not expected to be a significant amount of portfolio turnover as a result of the Reorganization.  Furthermore, the investment adviser of the surviving fund represented to the Board that it does not anticipate any material change in the portfolio holdings and current investment strategy that currently applies to both the Acquired Fund and the surviving fund.  Moreover, as a non-diversified fund, the Acquiring Fund is permitted to invest larger percentages of its assets in the securities of a single issuer.  In this regard, the Acquired Fund shareholders may benefit from the surviving fund’s ability to make more meaningful positions in securities that its investment adviser believes may enhance the surviving fund’s performance.

Comment 11.                     In the section titled “Principal Risk Factors,” please consider adding appropriate headings to the section to delineate which risks are applicable to the Acquiring Fund and the Acquired Fund.

Response 11.                        We respectfully acknowledge your comment; however, with the exception of the “Non-Diversified Status” risk, all other risks presented in the referenced section apply equally to both Funds.  We believe the disclosure in the “Non-Diversified Status” risk adequately states that such risk is applicable only to the Acquiring Fund and that the presentation of the risk factors in this section is not confusing to shareholders.

Comment 12.                     In the section titled “The Reorganization—Tax Aspects of the Reorganization,” please include disclosure on the loss of any capital loss carryforwards as a result of the Reorganization, if applicable.

Response 12.                        The Reorganization will not result in the loss of capital loss carryforwards.  Disclosure to this effect is included in the section titled “The Reorganization—The Board’s Considerations.”

Comment 13.                     Please explain supplementally why there are no “Pro Forma Adjustments” to the capitalization table.

Response 13.                        The Funds are not bearing any costs of the Reorganization and therefore there are no adjustments for the Reorganization costs to be made to the capitalization table.   As disclosed in the sections titled “Voting Information—Expenses of Solicitation” and “The Reorganization—The Board’s Considerations,” all expenses of the solicitation will be borne by Morgan Stanley Investment Management Inc.

Comment 14.                     With respect to the disclosure in the section titled “Comparison of Investment Objectives, Principal Policies and Restrictions” please confirm supplementally that there are no differences to be highlighted.

Response 14.                        We confirm that the investment objectives and policies of the Funds are substantially similar and therefore we believe that the presentation of the information in the section titled “Comparison of Investment Objectives, Principal Policies and Restrictions—Investment Objectives and Policies” adequately presents such information.  We further note that the investment restrictions adopted by the Funds are substantially similar, and to the extent such policies differ, the disclosure in the section titled “Comparison of Investment Objectives, Principal Policies and Restrictions—Investment Restrictions” adequately highlights such differences.

Comment 15.                     Please include Notes to Pro Forma Combining Financial Statements.

Response 15.                        The following will be included as requested:

Notes to Pro Forma Combining Financial Statements

The pro forma statements of investments, assets and liabilities and operations should be read in conjunction with the historical financial statements of the Funds included or incorporated by reference in the Statement of Additional Information of which the pro forma combined financial statements form a part. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of increases and decreases in net assets from operations during the reporting period. Actual results could differ from those estimates. Following the Reorganization, MSIF Global Infrastructure will be the accounting survivor.

MSIF Global Infrastructure has elected to be taxed as a “regulated investment company” under the Internal Revenue Code. After the Reorganization, MSIF Global Infrastructure intends to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the provisions available to certain investment companies, as defined in applicable sections of the Internal Revenue Code, and to make distributions of taxable income sufficient to relieve it from all, or substantially all, Federal income taxes, if it is in the best interests of its shareholders.

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In addition, we are authorized by our client to acknowledge the following on the Registrant’s behalf:

•                                          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Daniel E. Burton of Morgan Stanley at (212) 296-6980 (tel) or (212) 507-8589 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss

cc: Daniel E. Burton